Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
(in millions, except for ratio)	2016	2015	2014
Earnings:
Income (loss) before income taxes	$405.3	$203.9	$(47.6)
Adjustment for companies accounted for by the equity method	(14.7)	(15.2)	(11.8)
Less: Capitalized interest	(3.4)	(3.9)	(4.2)
Add: Amortization of capitalized interest	2.1	1.5	1.3
	389.3	186.3	(62.3)
Fixed Charges:
Interest and debt expense	76.9	94.2	125.6
Capitalized interest	3.4	3.9	4.2
Rental expense representative of interest factor	1.4	1.7	1.5
	81.7	99.8	131.3
Total adjusted earnings available for payment of fixed charges	$471.0	$286.1	$69.0
Ratio of Earnings to Fixed Charges	5.8	2.9	(a)

(a)

Due to  a net loss in the year ended December 31, 2014, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $62.3 million for the year ended December 31, 2014.